Exhibit 21

DIRECT SUBSIDIARIES OF I-TRAX, INC.

I-trax Health Management Solutions, Inc.

Continuum Health Management Solutions, LLC

CHD Meridian Healthcare, LLC

Pro Fitness Health Solutions, LLC

INDIRECT SUBSIDIARIES OF I-TRAX, INC.

American Occupational Health Management, Inc.

CHDM, LLC

Corporate Health Dimensions, Inc.

Medicenter, Inc.

CHDM, Inc.

Meridian COMP of New York, Inc.

Green Hills Insurance Company, A Risk Retention Group

Healthworks Medgroup of San Antonio, Inc.